Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Year Ended December 31,
(Expressed in thousands of U.S. Dollars, except ratios)	March 31, 2012	2011	2010	2009	2008	2007
Earnings:
Pre-tax income (loss) before income (loss) from equity investees	$69,515	$54,336	$305,891	$256,236	$(174,086)	$302,827
Fixed charges	8,077	29,658	30,556	23,260	37,462	43,562

Total (Loss) Earnings	$77,592	$83,994	$336,447	$279,496	$(136,624)	$346,389

Fixed Charges:
Interest and amortization on indebtedness	$7,124	$26,923	$28,467	$21,453	$36,143	$42,702
Rental expense at 33.3% (1)	954	2,735	2,089	1,807	1,319	860

Total Fixed Charges	$8,078	$29,658	$30,556	$23,260	$37,462	$43,562

Ratio of Earnings to Fixed Charges	9.61	2.8	11.0	12.0	(3.7)	8.0

Deficiency	$ N/A	N/A	N/A	N/A	$(174,086)	N/A

(1)	33.3% represents a reasonable approximation of the interest factor

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